UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of March 2026

Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company”) announces that at the Special General Meeting of Shareholders held on March 24, 2026, the following proposals were approved by the shareholders by the requisite majority:

1.  Approval of the terms of office of Mrs. Karin Williger, daughter of Mr. Joseph Williger, as the Company's head of business optimization and business development, commencing January 1, 2026.

2. Approval of an extension for a three (3) year period of the Services Agreement between the Company and Willi-Food Investments Ltd., the Company’s controlling shareholder, commencing on January 1, 2026.

3.  Election of Ms. Michal Fishler Mund as an external director of the Company, replacing Ms. Ayelet Nir, for a first term of three (3) years commencing on June 1, 2026.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-289474 and 333-266312).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

Date: March 24, 2026	By:	/s/ Yitschak Barabi
Name: Yitschak Barabi
Title: Chief Financial Officer